Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Hitch Hotel, Inc.
24852 Avenue Rockefeller
Santa Clarita, CA 91355
www.hitchhotel.com

Up to $1,070,000.00 in Common Stock at $5.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Hitch Hotel, Inc.
Address: 24852 Avenue Rockefeller, Santa Clarita, CA 91355
State of Incorporation: DE
Date Incorporated: April 21, 2015

Terms:

Equity

Offering Minimum: $10,000.00 | 2,000 shares of Common Stock
Offering Maximum: $1,070,000.00 | 214,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $5.00
Minimum Investment Amount (per investor): $235.00

Voting Rights of Securities sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Perks and Investment Incentives*

Early Bird:

Friends and Family Early Birds

Invest within the first 48 hours and receive an additional 20% bonus shares

Early Bird Bonus

Invest within the next 8 days and receive an additional 15% bonus shares

Volume-Based:

$500+

Just Some Fresh Air

Invest $500+ | Receive $1,000 off any Hitch Hotel product.

$1,000+

Bring the S'mores

Invest $1,000+ | Receive $2,000 off any Hitch Hotel product.

$2,500+

Don't Forget the Cooler

Invest $2,500+ | Receive $2,500 off any Hitch Hotel product.

$5,000+

Road Trip!

Invest $5,000+ | Receive $2,500 off any Hitch Hotel product and 5% bonus shares.

$15,000+

Hit the Gas

Invest $15,000+ | Receive $2,500 off any Hitch Hotel product and 10% bonus shares.

$25,000+

Let's Drive Across Country

Invest $25,000+ | Receive $2,500 off any Hitch Hotel product and 15% bonus shares.

Become a part of our Investor/Owners Club.

All perks occur when the offering is completed.

" The discount coupon for the HH product can be transferred to any family member or friend"

The 10% Bonus for StartEngine Shareholders

Hitch Hotel, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of common stock at $5/ share, you will receive 110 shares for $500. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Hitch Hotel is an expandable, lightweight, traveling hotel. The Hitch Hotel sleeps 2 people comfortably, off the ground and in a secure environment and requires minimal setup. Hitch Hotel stores almost anywhere and requires only 3' x 5' space. The RV and Camping markets have grown over 200% in the last 8 years and Hitch Hotel is poised to capitalize on that. Hitch Hotel is innovating the global outdoor adventure market by providing a low price point and alternative for those who do not have the storage space.

Hitch Hotel has created alliances with both Chinese and U.S. Manufacturers to build complete Hitch Hotel Units. If we continue on our current trajectory, we believe we will be able to continue our online sales and build our dealer network worldwide. At the present time, we have verbal commitments from dealers and distributors across the Globe.

Hitch Hotel Inc. previously operated as a California S-Corp (Hitch Hotel, Inc.) on April 21, 2015 and merged into the Delaware C-Corp conducting this Offering on December 11th, 2019.

Competitors and Industry

Presently Hitch Hotel has limited competition. Alternatives such as single-axle trailers 20ft. and under, exceed 10% of the total travel trailer market. They cost twice as much and require a larger storage footprint. Travel Trailers and Recreational vehicles sales will exceed 465,000 units by the end of 2020. Rooftop tents are the fastest growing market segment of this market but do not offer the security of the Hitch Hotel and must be collapsed when the car is in use.

Current Stage and Roadmap

Hitch Hotel is finalizing its production model for mass production. We are currently working on designs for the 4 other Hitch Hotel products due in 2020-2021. The Hitch Hotel Classic is ready to be produced. All prototyping has been completed. The Hitch Hotel Traveler is in its final prototype stages and will be ready to be produced in the coming months.

The Team

Officers and Directors

Name: Geoff Patterson

Geoff Patterson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO- Co Founder
  Dates of Service: April 22, 2015 - Present
  Responsibilities: Product Development, marketing, and overseeing manufacturing. There will be $75K allocated for salary once Hitch Hotel is profitable, and so far 853,000 shares of Common Stock have been issued to Geoff Patterson.

- **Position:** Director
  Dates of Service: April 22, 2015 - Present
  Responsibilities: Director

Name: Gil Goren

Gil Goren's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Vice President Co-Founder
  Dates of Service: April 15, 2018 - Present
  Responsibilities: Sales, Marketing, Ambassador

- **Position:** Sales and Marketing
  Dates of Service: April 14, 2018 - Present
  Responsibilities: Outside and Inside Sales. Marketing via Social Media and other platforms. Outside Sales and Marketing. There will be $75k allocated for salary but no equity compensation until Hitch Hotel is profitable.

Other business experience in the past three years:

- **Employer:** ACME Made in America
  Title: Sales Director
  Dates of Service: April 14, 2014 - March 07, 2018
  Responsibilities: Sales

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any equity purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the outdoor recreation vehicle industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering equity in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your

investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants on one type of product, portable and expandable hotel units. Our revenues are therefore dependent upon the market for such product.

We may never have an operational product or service
It is possible that there may never be an operational Hitch Hotel or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the

product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our vanadium flow battery. Delays or cost overruns in the development of our vanadium flow batteries and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The common stock that an investor is buying has voting rights attached to them. However, you are granting the right to vote, by proxy to the CEO and his or her successor. In addition, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying non-voting membership interest as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have

much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits

Hitch Hotel, Inc. was formed on April 21, 2015. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Hitch Hotel, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that our product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns 5 trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the

Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Manufacturing internationally
Manufacturing internationally may cause problems and present risks. We manufacture our components and trailers internationally. There are many risks associated with international business. These risks include, but are not limited to, language barriers, fluctuations in currency exchange rates, political and economic instability, regulatory compliance difficulties, problems enforcing agreements, and greater exposure of our intellectual property to markets where a high probability of unlawful appropriation may occur. A failure to successfully mitigate any of these potential risks could damage our business.

Cost Control
If we are unable to adequately control the costs associated with operating our business, including our costs of manufacturing, sales and materials, our business, financial condition, operating results and prospects will suffer. If we are unable to maintain a sufficiently low level of costs for designing, manufacturing, marketing, selling and distributing and servicing our trailers relative to their selling prices, our operating results, gross margins, business and prospects could be materially and adversely impacted. We have made, and will be required to continue to make, significant investments for the design, manufacture and sales of our trailers. There can be no assurances that our costs of producing and delivering our trailers will be less than the revenue we generate from sales at the time of the launch of such vehicle or

that we will ever achieve a positive gross margin on sales of any specific trailer. We will incur significant costs related to contracting for the manufacture of our trailers, procuring the materials required to manufacture our trailers, assembling trailers and compensating our personnel. If we are unable to keep our operating costs aligned with the level of revenues we generate, our operating results, business and prospects will be harmed. Many of the factors that impact our operating costs are beyond our control. For example, the costs of our raw materials and components could increase due to shortages if global demand for these products increases.

Performance

If our trailers fail to perform as expected, we may have to recall our products and our ability to develop, market and sell our trailers could be harmed. Our trailers may contain defects in design and manufacture that may cause them not to perform as expected or that may require repair. While we intend to perform extensive internal testing, we will have a limited frame of reference by which to evaluate the performance of our trailers. There can be no assurances that we will not be required to recall products in the future. There can be no assurance that we will be able to detect and fix any defects in the trailers prior to their sale to consumers. In the future, we may at various times, voluntarily or involuntarily, initiate a recall if any of our trailers or their components prove to be defective. Such recalls, voluntary or involuntary, involve significant expense and diversion of management attention and other resources, which would adversely affect our brand image in our target markets and could adversely affect our business, prospects, financial condition and results of operations. Our trailers may not perform consistent with customers' expectations or consistent with other trailers currently available. Any product defects or any other failure of our trailers to perform as expected could harm our reputation and result in adverse publicity, lost revenue, delivery delays, product recalls, product liability claims, harm to our brand and reputation, and significant warranty and other expenses, and could have a material adverse impact on our business, financial condition, operating results and prospects.

Dependance

We will be dependent on our suppliers, some of which may be single or limited source suppliers, and the inability of these suppliers to continue to deliver, or their refusal to deliver, necessary components of our trailers at prices and volumes acceptable to us could have a material adverse effect on our business, prospects and operating results. We will be dependent on our suppliers, some of which may be single or limited source suppliers, and the inability of these suppliers to continue to deliver, or their refusal to deliver, necessary components of our trailers at prices and volumes acceptable to us could have a material adverse effect on our business, prospects and operating results. In addition, we have not yet established relationships with suppliers for all of our components. While we believe that we may be able to establish necessary supply relationships as well as alternate supply relationships, we may be unable to do so at prices or costs that are favorable to us. The in ability to secure necessary suppliers or the future loss of any suppliers or any disruption in the supply of components from these suppliers could lead to delays in vehicle deliveries to our customers, which could hurt our relationships with our customers and also materially adversely affect

our business, prospects and operating results.

Cost increase

Increases in costs, disruption of supply or shortage of materials could harm our business. We may experience increases in the cost or a sustained interruption in the supply or shortage of materials. Any such cost increase or supply interruption could materially negatively impact our business, prospects, financial condition and operating results.

Liability

We may become subject to product liability claims, which could harm our financial condition and liquidity if we are not able to successfully defend or insure against such claims. The risk of product liability claims, product recalls, and associated adverse publicity is inherent in the manufacturing, marketing, and sale of trailers. We may become subject to product liability claims, which could harm our business, prospects, operating results and financial condition. The automobile industry experiences significant product liability claims and we face inherent risk of exposure to claims in the event our trailers do not perform as expected or malfunction resulting in personal injury or death. A successful product liability claim against us could require us to pay a substantial monetary award. Moreover, a product liability claim could generate substantial negative publicity about our trailers and business and inhibit or prevent commercialization of other future vehicle candidates which would have material adverse effect on our brand, business, prospects and operating results. Any lawsuit seeking significant monetary damages either in excess of our insurance coverage, or outside of our coverage, may have a material adverse effect on our reputation, business and financial condition.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Geoff Patterson	853,000	Common Stock	85.3

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 214,000 of Common Stock.

Common Stock

The amount of security authorized is 4,000,000 with a total of 1,000,000 outstanding.

Voting Rights

1 vote per share. Shares sold in this offering grant their vote by proxy to the CEO or successor.

Material Rights

Voting Rights of Securities sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Debt
  Final amount sold: $287,600.00
  Use of proceeds: Startup costs which include -Prototypes, patents, insurance, molds, travel

Date: May 15, 2015
Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2018, compared to the year ended December 31, 2017

Capital:

A total of $283,721.00 was spent in the fiscal year 2018 on the foundational structure of Hitch Hotel Inc. This total was $207,766.00 higher than the fiscal year 2017. These amounts include multiple patent and trademark applications, required molds and tooling purchases, advertising, marketing campaigns, required travel expenses and outside manufacturing and engineering design.

January / April:

The first quarter of the year was spent designing and creating our final prototype both here in the US and in Foshan, China. As a result, we had increased spending of 73% on all operating expenses. It should be noted here that we were able to build all pre-prototype materials in the house thereby reducing outside costs of having vendors build them for at a minimum cost of $25,000.00.The cost to us was $0.00. Additionally, we did not have to pay any rents or utilities to do so. We operated out of a family member's facility. This alone saved well over $60,000 in 2018.

May / September:

In May we began to prepare for our introduction to the world via Kickstarter. We launched our campaign in late June of 2018. We created a campaign that drew over 22 million people to our brand worldwide. We had our marketing materials translated into no fewer than 4 languages around the world and we had over 220K people visit our website in that time frame. Our Kickstarter launch was a success by creating over

$170,000. in backing through our First 100 Club program. At one point in our campaign, we were #3 on the list of most-watched profiles on Kickstarter. We ended our campaign push in September and raised $209,924.00 in customer deposits.

October / December:

Once we had a portion of the capital we knew it would take to create the "World's First Expandable, Wheel-less Trailer" we set off to find a qualified engineer to begin creating our first production built prototype. A total of $42,000.00 was spent to create the models necessary to build the Hitch Hotel in an assembly line process. Throughout the year and specifically, once the models were in the hands of potential manufactures, a total of $38,517.00 was spent on travel to Foshan China, Dusseldorf Germany, and Elkhardt Indiana to tour manufacturers facilities and have prototypes built. No prototypes were completed in 2018.

Year ended December 31, 2019, compared to the year ended December 31, 2018

The following discussion is based on our unaudited operating data and is subject to change once we complete our fiscal year, prepare our consolidated financial statements and our accountant completes a financial review of those statements.

Capital:

2019 was a building year for the company. We did not anticipate having to create at least 4 prototypes. Therefore, the decision was made to not actively pursue a marketing and sales campaign until we understood when we would be out of the prototyping phase and into manufacturing. Any substantial capital funding came from our then-current friends and family investors to keep us moving forward. We spent roughly 40% less in the fiscal year 2019 than we did in 2018.

January / June:

We built and tested 3 additional prototype frame assemblies from both Foshan China and Elkhardt Indiana. We built a third set of fiberglass molds to correctly fit the newest prototype. We traveled to Melbourne Australia to an RV show and were featured in the Future Products Hall. We were welcomed there by many people that had seen our campaign and wanted to become either a dealer or a customer. In May of 2019, we were accepted to the StartEngine platform and began the arduous task of becoming SEC-compliant. We spent approximately $40,000.00 becoming a Delaware Corp, diluting our current shareholders (while also increasing their portfolio by a minimum of double)

July / December

In September of 2019 our final prototype was completed. We had anticipated being able to launch our Startengine campaign on Dec. 9. 2019, but our documentation was not complete. Additionally, we began working on our second product to be introduced here on Startengine. The Traveler is our answer to what we believe to be the most compact RV on the worldwide market. We began filing for a worldwide patent for the

Traveler in late December. The filing date for the worldwide patent is February 23, 2020.

Year ending December 31, 2020 forecast

Based on our past history of the last 3 years we believe we will be able to build and deliver a minimum of 400 units beginning Q2 through Q4. Additionally, with the launch of the Traveler anticipated to be July / August 2020, we are forecasting an additional 200 units at a retail of $5699.00 COGS is anticipated to be $2649.00. We have secured a contract with our partners in China as well as partners here in the US and have been given open 90-day credit terms from China. Therefore, we see 2020 as our breakout year after 3 years of both financial growth and foundational growth for our company in all aspects of our business.

Historical results and cash flows:

The results are not representative in 2019 because Hitch Hotel has not taken in revenue. During that time.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Even with the current economic instability our Manufacturing partners have still committed to the terms discussed previously.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

Hitch Hotel is constantly looking for capital to build its brand and Start Engine is a key component.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

With the current economic climate Hitch Hotel has started reaching out to other Angel Investors.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Manufacturing will be the priority and the most costly. We believe this will allow Hitch Hotel to be also be able to pre-sell units in the Spring of 2020 to help with grow

revenue.

How long will you be able to operate the company if you raise your maximum funding goal?

The Start Engine campaign is a key component to our brand but that will not stop us from continuing to ABR (Always Be Raising).

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We are in discussions with other business loan investment entities across the globe.

Indebtedness

- **Creditor:** DHL
  Amount Owed: $9,000.00
  Interest Rate: 0.0%
  Maturity Date: April 01, 2019

- **Creditor:** Denis D'Amato
  Amount Owed: $220,000.00
  Interest Rate: 10.0%
  Maturity Date: December 18, 2022
  Note payable due in monthly installments of $1,000 including interest 6 months after first sale, at 10% per annum.

- **Creditor:** Joe and John Spect
  Amount Owed: $40,000.00
  Interest Rate: 10.0%
  Maturity Date: December 18, 2022
  Note payable due upon demand, at 10% per annum.

- **Creditor:** Dan Kyrszan
  Amount Owed: $60,000.00
  Interest Rate: 10.0%
  Maturity Date: December 12, 2022

- **Creditor:** Jeff Kantor
  Amount Owed: $60,000.00
  Interest Rate: 10.0%
  Maturity Date: December 12, 2022

- **Creditor:** Hollis Elliot
  Amount Owed: $36,000.00
  Interest Rate: 10.0%
  Maturity Date: November 01, 2022

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $5,000,000.00

Valuation Details:

The COMPANY arrived at a $5,000,000 valuation by estimating a 6X EBITDA of the average over the first three years forecast and alternatively at 1X the average gross sales for the same 3-year forecast. The Company set its valuation internally, without a formal-third party independent valuation.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  7.0%

- *Marketing*
  15.0%
  Social Media Campaign. Facebook,Instagram and Linkedin

- *Working Capital*
  15.0%
  Keeping the lights On and paying the bills.

- *Operations*
  29.0%
  Finishing Production ready prototype for mass production roll-out.

- *Inventory*
  25.0%
  Accumulate Hitch Hotel units for expedited shipping times and purchase turn-around.

- *Company Employment*
  5.0%
  Provide food and utilities for starving entrepreneurs.

- *Research & Development*
  4.0%
  New Product Development

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  7.0%

- *Inventory*
  20.0%
  Product Inventory for expedited purchase deliveries.

- *Company Employment*
  20.0%
  New Hires and existing employees.

- *Marketing*
  15.0%
  Social Media Campaigns.

- *Operations*
  24.0%
  Expand work footprint and assembly line.

- *Working Capital*
  5.0%
  Reserve

- *Research & Development*
  9.0%
  Hitch Hotel new product line

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.hitchhotel.com (hitchhotel.com/annual-reports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/hitch-hotel

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Hitch Hotel, Inc.

[See attached]

HITCH HOTEL, INC.

REVIEWED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2019 AND 2018

Rogers, Clem & Company
accountancy corporation



George R. Applebaum, CPA
Scott M. Biehl, CPA
Andy R. Jones, CPA

1067 PARK VIEW DRIVE • COVINA, CA 91724-3748 • (626) 858-5100 • FAX (626) 332-7012

Independent Accountants' Review Report

Board of Directors
Hitch Hotel, Inc.
Valencia, CA

We have reviewed the accompanying financial statements of Hitch Hotel, Inc. (a corporation), which comprise the balance sheets as of December 31, 2019 and 2018, and the related statements of operations and changes in shareholders' deficit and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.



George R. Applebaum, CPA
Scott M. Biehl, CPA
Andy R. Jones, CPA

1067 PARK VIEW DRIVE • COVINA, CA 91724-3748 • (626) 858-5100 • FAX (626) 332-7012

Supplementary Information

The supplementary information included in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The supplementary information has been subjected to the review procedures applied in our review of the basic financial statements. We are not aware of any material modifications that should be made to the supplementary information. We have not audited the supplementary information and do not express an opinion on such information.

Rogers, Clem & Company

ROGERS, CLEM & COMPANY

April 20, 2020
Covina, California

HITCH HOTEL, INC.
BALANCE SHEET
DECEMBER 31, 2019 AND 2018

ASSETS

	2019	2018
CURRENT ASSETS:		
Cash	$ 8,317	$ 26,724
Total current assets	8,317	26,724
PROPERTY AND EQUIPMENT, net of accumulated depreciation of $35,403 and $15,154	178,191	115,050
INTANGIBLES, net of accumulated amortization of $20,403 and $12,423	117,149	118,929
NONCURRENT ASSETS:		
Deferred tax asset	190,936	113,998
Total assets	$ 494,593	$ 374,701

See Independent Accountants' Review Report and the accompanying notes which are
an integral part of these financial statements

LIABILITIES AND STOCKHOLDERS' DEFICIT

	2019	2018
CURRENT LIABILITES:		
Accounts payable	$ 5,121	$ 5,121
Income tax payable	2,717	1,831
Customer deposits	337,359	209,924
Interest payable	70,166	32,776
Notes payable, current portion	36,000	287,600
Total current liabilities	451,363	537,252
NONCURRENT LIABILITES:		
Notes payable, net of current portion	380,000	-
Total liabilities	831,363	537,252
STOCKHOLDERS' DEFICIT:		
Common stock, 4,000,000 shares authorized		
$0.0001 par value, 1,000,000		
issued and outstanding	1,000	1,000
Paid in capital	122,570	112,673
Accumulated deficit	(460,340)	(276,224)
Total stockholders' deficit	(336,770)	(162,551)
Total liabilities and stockholders' deficit	$ 494,593	$ 374,701

See Independent Accountants' Review Report and the accompanying notes which are
an integral part of these financial statements

HITCH HOTEL, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2019 AND 2018

	2019	2018
SALES	$ -	$ -
COST OF SALES	-	-
Gross profit from sales	-	-
OPERATING EXPENSES	222,864	283,721
Loss from operations	(222,864)	(283,721)
OTHER INCOME (EXPENSES):		
Interest expense	(37,390)	(20,617)
Loss before provision for income taxes	(260,254)	(304,338)
PROVISION FOR (BENEFIT FROM)		
INCOME TAXES:		
Current	800	800
Deferred	(76,938)	(113,998)
Net loss	$ (184,116)	$ (191,140)

See Independent Accountants' Review Report and the accompanying notes which are
an integral part of these financial statements

HITCH HOTEL, INC.
STATEMENT OF STOCKHOLDERS' DEFICIT
FOR THE YEAR ENDED DECEMBER 31, 2019 AND 2018

	Common Stock	Paid in Capital	Unappropriated Retained Earnings/ (Accumulated Deficit)	Total
Balance as of January 1, 2018	$ 1,000	$ 88,620	$ (85,084)	$ 4,536
Net loss	-	-	(191,140)	(191,140)
Additional paid in capital	-	24,053	-	24,053
Balance as of December 31, 2018	$ 1,000	$ 112,673	$ (276,224)	$ (162,551)
Balance as of January 1, 2019	$ 1,000	$ 112,673	$ (276,224)	$ (162,551)
Net loss	-	-	(184,116)	(184,116)
Additional paid in capital	-	9,897	-	9,897
Balance as of December 31, 2019	$ 1,000	$ 122,570	$ (460,340)	$ (336,770)

See Independent Accountants' Review Report and the accompanying notes which are
an integral part of these financial statements

HITCH HOTEL, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2019 AND 2018

	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (184,116)	$ (191,140)
Adjustments to reconcile net loss		
to net cash used in operating activities:		
Depreciation and amortization	28,229	15,050
Changes in operating assets and liabilities:		
Equipment deposits and other prepaids	-	4,405
Deferred taxes	(76,938)	(113,998)
Accounts payable	-	501
Income taxes payable	886	907
Customer deposits	127,435	194,569
Interest payable	37,390	20,617
Net cash used in operating activities	(67,114)	(69,089)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Capital expenditures	(83,390)	(83,864)
Intangible expenditures	(6,200)	(36,521)
Additional paid in capital	9,897	24,053
Net cash used in investing activities	(79,693)	(96,332)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from notes payable	128,400	224,000
Repayments of notes payable	-	(46,000)
Net cash provided by financing activities	128,400	178,000
Net decrease in cash	(18,407)	12,579
Beginning cash	26,724	14,145
Ending cash	$ 8,317	$ 26,724

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Cash paid during the period for:

	2019	2018
Interest	$ -	$ -
Income taxes paid	$ -	$ -

See Independent Accountants' Review Report and the accompanying notes which are
an integral part of these financial statements

HITCH HOTEL, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019 AND 2018

1. ORGANIZATION AND BUSINESS:

Hitch Hotel, Inc. (the "Company") is a Delaware corporation organized on Decmeber 9, 2019. Hitch Hotel, Inc. a California corporation organized on April 21, 2015 merged with the Company in Decmeber 2019. The company is a leading innovator of expandable, lightweight wheel-less trailers and storage options for the outdoor advernture and recreational markets.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The Company uses the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

USE OF ESTIMATES

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

Cash consists of unrestricted cash in bank accounts.

PROPERTY AND EQUIPMENT

Property and equipment are carried at cost. Depreciation expense is computed under the straight-line method over the estimated useful lives of the assets, which are generally three to seven years.

When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in income for the period. The cost of maintenance and repairs is charged against income as incurred, whereas significant renewals or betterments are capitalized. Depreciation expense for the year ended December 31, 2019 and 2018 totaled $20,249 and $8,534, respectively.

INTANGIBLE ASSETS

Intangible assets consist of start-up costs, website design, and patents, which are amortized over the expected lives of the assets, which is generally fifteen to twenty years.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

INTANGIBLE ASSETS (Continued)

In accordance with GAAP, long-lived assets to be held and used are analyzed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recovered. The Company evaluates at each balance sheet date whether events and circumstances have occurred that indicate possible impairment. If there are indications of impairment, the Company uses future undiscounted cash flows of the related asset or asset grouping over the remaining life in measuring whether the assets are recoverable. In the event such cash flows are not expected to be sufficient to recover the recorded asset values, the assets are written down to their estimated fair value.

Long-lived assets to be disposed of are reported at the lower of the carrying amount or the fair value of the asset, less the cost to sell. Management has determined that no such impairment exists and therefore, no adjustments have been made to the carrying value of long-lived assets as of December 31, 2019 and 2018. Amortization expense for the year ended December 31, 2019 and 2018 totaled $7,980 and $6,516.

INCOME TAXES

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes (if any). Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement presentation and income tax purposes.

The differences relate primarily to depreciable assets (use of different depreciation method and lives for financial statement and income tax purposes), allowances for doubtful receivables and accrued vacation (deductible when paid) and net operating loss carry forwards. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses and tax credits that are available to offset future taxable income.

REVENUE RECOGNITION

Revenues are recognized when title passes, and the risk and rewards of ownership have passed to the customer, based on the terms of sale, a fixed price and reasonably assured collections. Title generally passes upon shipment to the customer by common carrier, depending on the sale and the terms of the agreement with the customer. Provisions for sales discounts, returns and allowances are recorded when identified and are charged against the related accounts receivable.

ADVERTISING

The Company expenses the cost of promotions and advertising its products and services as incurred. Total cost of advertising for the year ended December 31, 2019 and 2018 was $14,185 and $17,532, respectively.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

RESEARCH AND DEVELOPMENT

Research and development costs are expensed as incurred. Costs associated with the development of tooling and molds beyond the feasibility stage are capitalized with the project to the corresponding fixed asset account. Total research and development costs expensed for the year ended December 31, 2019 and 2018 was $770 and $41,345, respectively.

3. PROPERTY AND EQUIPMENT:

As of December 31, 2019 and 2018, property and equipment consisted of the following:

	2019	2018
Software	$ 3,443	$ 3,443
Tooling and molds	210,151	126,761
	213,594	130,204
Less: accumulated depreciation	35,403	15,154
	$ 178,191	$ 115,050

4. INTANGIBLES:

As of December 31, 2019 and 2018, intangibles consisted of the following:

	2019	2018
Start-up costs	$ 62,932	$ 62,932
Website design	18,700	18,700
Patent	55,920	49,720
	137,552	131,352
Less: accumulated amortization	20,403	12,423
	$ 117,149	$ 118,929

See Independent Accountants' Review Report

5. NOTES PAYABLE:

	2019	2018
Note payable due as a ballon payment including interest at 10% per annum, due December 2022.	$ 20,000	$ -
Note payable due as a ballon payment including interest at 10% per annum, due December 2022.	20,000	-
Note payable due as a ballon payment including interest at 10% per annum, due December 2022.	60,000	-
Note payable due as a ballon payment including interest at 10% per annum, due December 2022.	60,000	-
Note payable due as a ballon payment including interest at 10% per annum, due December 2022.	220,000	-
Note payable due as a ballon payment including interest at 10% per annum, due November 2020.	36,000	-
Note payable due in monthly installments of no less than $500 including interest upon first sale, at 10% per annum.	-	39,600
Note payable due in monthly installments of $1,000 including interest 6 months after first sale, at 10% per annum.	-	208,000
Note payable due upon demand, at 10% per annum.	-	40,000
	416,000	287,600
Less: current portion	36,000	287,600
	$ 380,000	$ -

Interest expense related to these notes for the year ended December 31, 2019 and 2018 amounted to $37,390 and $20,617, respectively.

5. NOTES PAYABLE: (Continued)

Minimum future lease payments at December 31, 2019 are as follows:

Years Ending December 31,	Amount
2020	$ 36,000
2021	-
2022	380,000
2023	-
2024	-
Thereafter	-
	$ 416,000

6. INCOME TAXES:

As of December 31, 2019 and 2018, the components of income tax (benefit) expense are as follows:

	2019	2018
Current:		
Federal	$ -	$ -
State	800	800
	800	800
Deferred:		
Federal	(20,523)	(80,326)
State	(56,415)	(33,672)
	(76,938)	(113,998)
Income tax benefit	$ (76,138)	$ (113,198)

The principal timing difference between the book and tax calculation for income taxes relate to the use of accelerated depreciation for income tax purposes, interest expense accrual and net operating loss carryovers.

The deferred tax asset and deferred tax liability comprised the following:

	2019	2018
Deferred tax asset:		
Federal net operating loss carryover	$ 154,911	$ 94,456
State net operating loss carryover	50,141	30,704
Federal other assets and liabilities	14,903	7,051
State other assets and liabilities	6,273	2,968
Total deferred tax asset	226,228	135,179

6. INCOME TAXES: (Continued)

	2019	2018
Deferred tax liability:		
Federal depreciation	(35,292)	(21,181)
Total deferred tax liability	(35,292)	(21,181)
Net deferred tax asset	$ 190,936	$ 113,998

As of December 31, 2019 the Company has the following net operating loss carry-forwards which may be applied against future taxable income. All net operating losses generated in years ending 2018 and beyond do not expire. The approximate amounts and expiration dates are as follows:

Expires December 31,	Federal	State
2037	$ 92,513	$ 71,853
Non-expiring	645,155	495,358
	$ 737,668	$ 567,211

7. ENVIRONMENTAL REGULATION:

Substantially all of the Company's facilities are subject to federal, state and local provisions regulating the discharge of materials into the environment. Compliance with these provisions has not had, nor does the Company expect such compliance to have, any material effect upon the capital expenditures, net income, financial condition or competitive position of the Company. Management believes that its current practices and procedures for the control and disposition of such waste comply with applicable federal and state requirements.

8. CAPITAL STOCK

COMMON STOCK

The Company has authorized 4,000,000 shares of $0.0001 par value common stock. On December 11, 2019 shares were issued to investors and diluted. The Company intends to offer 214,000 shares of common stock at $5 part value to raise additional capital. At December 31, 2019 and 2018, 1,000,000 and 1,000 shares were issued and outstanding, respectively.

9. SUBSEQUENT EVENTS:

The Company evaluated subsequent events through April 20, 2020 the date these financial statements were available to be issued.On January 30, 2020, the World Health Organization declared the coronavirus outbreak a "Public Health Emergency of International Concern" and on March 10, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, and quarantines in certain areas, and forced closures for certain types of public places and businesses. The coronavirus and actions taken to mitigate it have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including the geographical area in which the Company operates. While it is unknown how long these conditions will last and what the complete financial effect will be to the company, to date, the Company is could experience declining supply shortages. Additionally, it is reasonably possible that estimates made in the financial statements have been, or will be, materially and adversely impacted in the near term as a result of these conditions.

	2019	2018
OPERATING EXPENSES:		
Advertising and promotion	$ 14,185	$ 17,532
Automobile expense	12,780	9,065
Bank fees	1,384	1,375
Consultant fees	82,444	92,431
Depreciation and amortization	28,229	15,050
Management fees	26,227	23,417
Office supplies	7,154	5,299
Other taxes	575	186
Professional services	9,803	1,704
Repairs and maintenance	2,986	9,647
Research and development	770	41,345
Subscriptions	3,454	2,875
Supplies	9,448	20,281
Telephone	1,680	4,997
Travel and entertainment	21,745	38,517
Total	$ 222,864	$ 283,721

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]


Hitch Hotel Inc.
A camper for the modern traveler





⊘ Website   📍 Santa Clarita, CA   CONSUMER PRODUCTS   MANUFACTURING

For the traveler that wants to go out on their own, current options are limited to minimalist tents or bulky and expensive campers. Hitch Hotel is creating a new kind of camper - it is ultra-lightweight and expands from a compact, easy-to-tow-and-store trailer (even a sedan can tow it!) to a 7 foot living space to meet your on-the-go sleeping and storage needs.

$93,550 raised ⓘ

174	$5M
Investors	Valuation
$5.00	**$235.00**
Price per Share	Min. Investment
Common	**Equity**
Shares Offered	Offering Type
$1.07M	**Reg CF**
Offering Max	Offering

INVEST NOW

 This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview   Team   Terms   Updates ³³   Comments   ♡ Follow

Reasons to Invest

- Growing Market: We believe COVID-19 has marked a fundamental shift in consumer behavior towards more intimate types of travel -the global camping and caravanning market is expected to reach $50 billion by 2022.

- Patented Product: The Hitch Hotel is protected by 2 patents with 2 more pending - our product is easily expandable, easy to tow, and can sleep two adults comfortably. We've also signed an LOI with a Chinese manufacturer to help us bring the Hitch Hotel world wide!

- People want one of their own - The Hitch Hotel has been featured in dozens of press outlets, from Forbes to Lonely Planet. We believe the Hitch Hotel

Bonus Rewards

Get rewarded for investing more into Hitch Hotel Inc.

$235+
Investment

StartEngine Owner's Bonus

This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program please see the Offering Summary

press outlet, from Forbes to Lonely Planet. We believe the Hitch Hotel revolution is destined to come.

TRAVEL AS WE KNOW IT IS OVER

During an era of the COVID pandemic, even the AirBnB CEO even believes that traveling has fundamentally changed, becoming more intimate, more local, and to smaller communities.

> " People are not getting on airplanes, they're not crossing borders, they're not meaningfully traveling to cities...*they're getting in cars. They're traveling to communities that are 200 miles away or less.*

BRIAN CHESKY
Airbnb Co-Founder & CEO

We believe the Hitch Hotel is the perfect option for this traveling revolution. Built by a team of outdoor enthusiasts, we've seen first hand the limited options when it comes to accessible, low cost, high-quality campers - the Hitch Hotel is here to change all of that.



After going through rigorous testing and patent development, we believe now is the perfect time to bring the Hitch Hotel to market. We're establishing manufacturing pipelines and sales distributors to bring the Hitch Hotel to

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section below.

$500+
Investment

Just Some Fresh Air

Invest $500+ | Receive $1,000 off a Hitch Hotel product.

$1,000+
Investment

Bring the S'mores

Invest $1,000+ | Receive $2,000 off Hitch Hotel product.

$2,500+
Investment

Don't Forget the Cooler

Invest $2,500+ | Receive $2,500 off Hitch Hotel product.

$5,000+
Investment

Road Trip!

Invest $5,000+ | Receive $2,500 off Hitch Hotel product and 5% bonus shares.

$15,000+
Investment

Hit the Gas

Invest $15,000+ | Receive $2,500 o Hitch Hotel product and 10% bonu shares.

$25,000+
Investment

Let's Drive Across

manufacturing pipelines and sales distributors to bring the Hitch Hotel to travelers around the world. We've already signed an LOI with a Chinese manufacturer who will begin mass-producing our Hitch Hotels for both the US and global expansion!



THE PROBLEM

We believe traditional RV/campers don't cut it for the new kind of traveler.

We believe traditional RV/Campers were built for the enthusiasts who are dedicated and willing to spend their money on expensive options that require large storage space, heavy-duty tow vehicles.

But what about the entire market of campers and outdoor enthusiasts who want to get outdoors without the hassle or cost?






The Hitch Hotel is an expandable camper but for the modern traveler

The Hitch Hotel is an ultra-portable camper built to be towed by any car, even sedans, and stored in easily in a garage - it expands from a 3-ft storage space to a 7ft living space that is able to comfortably sleep 2 people.

For wherever you're going & whatever you're going there in



We built the Hitch Hotel with the modern traveler in mind. It's easy to set up, easy to tow, and perfect for everything from weekend getaways to cross country road trips.

Setup is a breeze



Wherever you're going



With COVID-19, we believe traveling has forever changed

The travel market is expanding rapidly, especially for millennials. 40 Million people in the U.S. go RV /backyard or car camping and 38% of them are millennials. The RV industry in the U.S. has grown 200% in the last 8 years according to RVIA.



8 | years
200% | growth

40M
go RV/backyard
or car camping

38% | are millenials

Additionally, recent market reports predict that as travel becomes safe again, it's likely the camping market will get a greater share of leisure travelers' trips in 2020.



Reinvent camping trips

We've secured 2 Patents and an

Established Manufacturing Pipeline



Product - After rigorously testing the Hitch Hotel Trailer we have secured 2 patents and have additional 3 pending.

Market - We've received hundreds of inquiries about the Hitch Hotel and have been featured in dozens of press, from Forbes to Lonely Planet.

Manufacturing - We have begun conversations with global manufacturers and have received an LOI from a Chinese manufacturer who will be funding the build of a large batch of Hitch Hotels! With Guangdong Ecocampor Vehicle Co., we'll be working to fine-tune our mass manufacturing while sending out our first Hitch Hotels.



HOW WE ARE DIFFERENT

The industry is filled with options, but we believe these are not well suited for the new wave of travelers. The Hitch Hotel does not need a heavy duty tow vehicle, a large storage space, or high levels of maintenance.



We've built a new kind of camper that we believe is truly timeless. The expandable capability makes it convenient to store and comfortable to sleep in.





21+ FT	12+ FT	39"
$18,000+	$12,000+	UNDER $6K

We want the Hitch Hotel to sleep millions of people on their adventures worldwide

We believe we have nailed the product. Now we're working to create a global manufacturing pipeline to bring the Hitch Hotel to travelers all around the world. We see a future in which the Hitch Hotel is an entire RV category of its own. We can't wait to help people explore more.

Heres to taking trips...









...& making memories!

Years of experience outdoors and businesses

Geoff and Gil are two outdoor enthusiasts who are dedicated to bringing their dream to reality. After experiencing the hassle of finding and using a camper themselves, they applied their own business acumen to creating a world-class solution.



WHY INVEST

Join the Hitch Hotel Revolution!

We believe our innovation has the potential to completely transform the world of traveling as we know it. We have a product we know people love so the last thing to do is get it into their hands. Join us as we build our manufacturing and build a new solution for a new era of travel.



In the Press



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Meet Our Team





Geoff Patterson

CEO

Geoff Patterson, President/CEO, is no stranger to hard work and seeing his ideas through to fruition. He has spent his life building companies from the ground up with his visionary leadership and passion. For 25 years he has built, owned and operated a successful body shop in Valencia, California. However, on February 11, 2006, while attending a Motocross race, he and his son Geremy witnessed the racer James Marshall crash. This prompted him to change the way we look at motorcycle safety forever. He imported the Leatt Neck Brace and distributed it nationwide, creating over $10 million nationally and 17 million worldwide, in sales the first year. 47 million was generated worldwide in 3 years, thus making it a Household name. In 2009, he created Twisted Beverage Company. This popular beverage made it into 11 states and 1,500 stores in just a couple of months before the FDA recommended that caffeine was unsafe to mix with high alcohol content. His most recent and most potentially successful venture yet is his invention of the Hitch Hotel. The Outdoor Industry is one of the most overlooked economic multi-hundred billion-dollar industries in the nation! Geoff's expertise in building from the ground up – whether it is a vehicle or a multi-million dollar business – will lead Hitch Hotel into the top ranks of this ever-growing mega-industry, thereby again creating a product with Household name status.

Gil Goren

Vice President & Co-Founder

Gil Goren, Vice President, is a proactive, results-driven professional with an 20 year record of achievement and demonstrated expertise in generating, growing business and closing deals. Gil has strong interpersonal skills and an exceptional ability to identify and anticipate customers' needs with both inside and outside sales. He is consistently ranked among the top producers in various environments including established, emerging and startup operations.



Offering Summary

Company :	Hitch Hotel, Inc.
Corporate Address :	24852 Avenue Rockefeller, Santa Clarita, CA 91355
Offering Minimum :	$10,000.00
Offering Maximum :	$1,070,000.00
Minimum Investment Amount (per investor) :	$235.00

Terms

Offering Type :	Equity
Security Name :	Common Stock
Minimum Number of Shares Offered :	2,000
Maximum Number of Shares Offered :	214,000
Price per Share :	$5.00
Pre-Money Valuation :	$5,000,000.00

Voting Rights of Securities sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Perks and Investment Incentives*

Early Bird:

Friends and Family Early Birds

Invest within the first 48 hours and receive an additional 20% bonus shares

Early Bird Bonus

Invest within the next 8 days and receive an additional 15% bonus shares

Volume-Based:

$500+

Just Some Fresh Air

Invest $500+ | Receive $1,000 off any Hitch Hotel product.

$1,000+

Bring the S'mores

Invest $1,000+ | Receive $2,000 off any Hitch Hotel product.

$2,500+

Don't Forget the Cooler

Invest $2,500+ | Receive $2,500 off any Hitch Hotel product.

$5,000+

Road Trip!

Invest $5,000+ | Receive $2,500 off any Hitch Hotel product and 5% bonus shares.

$15,000+

Hit the Gas

Invest $15,000+ | Receive $2,500 off any Hitch Hotel product and 10% bonus shares.

$25,000+

Let's Drive Across Country

Invest $25,000+ | Receive $2,500 off any Hitch Hotel product and 15% bonus shares. Become a part of our Investor/Owners Club.

All perks occur when the offering is completed.

" The discount coupon for the HH product can be transferred to any family member or friend"

The 10% Bonus for StartEngine Shareholders

Hitch Hotel, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of common stock at $5/ share, you will receive 110 shares for $500. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Inter company debt or back payments. Vendor payments.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Notice of Funds Disbursement

4 days ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Hitch Hotel Inc. has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Hitch Hotel Inc. be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

HITCH HOTEL INC. Signs Letter of Intent for Worldwide Manufacturing and Distribution

14 days ago

PRESS RELEASE:

October 16, 2020
 Valencia CA.

_____

For Immediate Release:

HITCH HOTEL INC. SIGNS LETTER OF INTENT FOR WORLDWIDE MANUFACTURING & DISTRIBUTION PARTNERSHIP WITH KINDLE PLATE

Hitch Hotel Inc. is proud to introduce Kindle Plate Manufacturing ("Kindle") as our exclusive

worldwide manufacturer and distribution facility. We have signed a Letter Of Intent with Kindle with the aim of having a formal contract signed before December 31, 2020. After working with Kindle for the last 4 years to prototype and perfect the Hitch Hotel line of products, the natural progression was to join forces to quickly bring, what we believe to be, the most innovative outdoor adventuring product introduced to the world in decades.

Over the next couple of months Hitch Hotel will work closely with Kindle to finalize the contract, as well as complete the final designs and methods of manufacturing, along with delivery and distribution schedules. With a facility of over 400,000 sq.ft., and the most up to date manufacturing equipment, the Hitch Hotel line of products will be ready to be introduced worldwide in early spring of 2021. Hitch Hotel Co-Founder & Vice President Gil Goren stated, "We've long since known that with the proper manufacturing facility and team in place, we'd rapidly grow into an outdoor adventuring powerhouse worldwide. We've worked with Raymond and his team for over 4 years now and we're confident that we've picked the right company to grow with."

About Kindle: Located in Foshan City, Guangdong Province, South China, Kindle is close to major airports and shipping ports. Kindle focuses on direct trailer and caravan manufacturing, and has the ability to produce and ship large quantities of product around the world. Kindle can efficiently build and distribute the Hitch Hotel product line with exports to the USA, Canada, Germany, Australia, S. Korea, and many other countries. Their mission statement is simple: "To lead more people to be able to enjoy the outdoor life." Raymond Wu, CEO of Kindle, is quoted as saying "I've always believed the Hitch Hotel products will sell very well, and they must be (will be) popular with the people in China. Especially young people."













Notice of Material Change in Offering

16 days ago

[The following is an automated notice from the StartEngine team].

Hello! Recently, a change was made to the Hitch Hotel Inc. offering. Here's an excerpt describing the specifics of the change:

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by StartEngine via email with further instructions.

4th Utility patent approved!

about 1 month ago

In 2014 when we set out to design the Hitch Hotel, one of our first steps was to begin the patent process. From then until now we have continuously been adding to our patent portfolio.

We're happy to report that the US patent office has approved our 4th utility patent. We have multiple other patents in process currently as well. Receiving another patent on our design further confirms that we have a unique product and approach to the ever growing outdoor adventure trailer market.

Notice of Funds Disbursement

about 2 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Hitch Hotel Inc. has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Hitch Hotel Inc. be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Continuous Patent update

2 months ago

Hi Everyone,

In an effort to continually build on our Intellectual Properties, we are always adding additional patents to our Utility and Design Patent portfolios. We currently hold 3 US Utility Patents with 1 pending. We also have a worldwide patent application that protects the design of the Traveler is under review. We expect both to be approved within 18 months.

Attached is what is called a "Continuous Patent" amendment. The USPTO allows to continually add additional IP's to an existing patent: This can only happen if there is never a break in timeline deadlines for the continuance. If a deadline is missed, the patent can never be added to in the future. We have never missed a deadline.

https://en.wikipedia.org/wiki/Continuing_patent_application

Lifestyle Photo Shoot for Instagram promotion

2 months ago





Notice of Material Change in Offering

2 months ago

[The following is an automated notice from the StartEngine team].

Hello! Recently, a change was made to the Hitch Hotel Inc. offering. Here's an excerpt describing the specifics of the change:

Extended length of campaign.

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by StartEngine via email with further instructions.

Isolated Camping Comfort

3 months ago



Camping Covid-19 Style

3 months ago





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Catherine Brincefield `SE OWNER` `8 INVESTMENTS` `INVESTED` 23 days ago
We invested today and believe this product is going to be very successful. Looking at both designs, how well does the design hold up to winds? The original/classic unit looks top heavy, but at least the Traveler unity has two regular tires which might help stabilize. Seems as though it needs some way to stake down as additional strength for windy areas, if it is detached from the vehicle. Once attached to a vehicle the issue is solved, but it would be nice to feel the unit is secure in a windy environment if you have to go somewhere with the car. I think the rental market for these will be fantastic.

> **Gil Goren** - Hitch Hotel Inc. 22 days ago
> Hi Catherine,
> Looking at both designs, how well does the design hold up to winds?
>
> The Classic weighs roughly 280lbs. and the Travelers starting weight before accessories is about 450lbs. We've done extensive testing while driving in high winds and both are stable at highway speeds.

The original/classic unit looks top heavy, but at least the Traveler unity has two regular tires which might help stabilize.

The bulk of the weight in both units is within 19" from the ground, so the center of gravity is low. Both the wheels on the Traveler combined with the set of stabilizing legs, and the 2 sets of stabilizing legs on the Classic provide ample stability when locked into place.

Seems as though it needs some way to stake down as additional strength for windy areas, if it is detached from the vehicle. Once attached to a vehicle the issue is solved, but it would be nice to feel the unit is secure in a windy environment if you have to go somewhere with the car.

Although both units are very stable when in use, tent stakes with rope tie downs can be used to add additional peace of mind in high winds.

I think the rental market for these will be fantastic.

We agree. And thank you very much for backing us!

David Anthony   a month ago
Hi guys,

Like many people here, I find the Hitch Hotel intriguing. I only have a few questions.

1. What are your sales for the last 24 months?
2. What are your margins?
3. What is the per unit cost?
4. I noticed that the launch date has changed a couple times, do you have PO's to fulfill? How much?

Thank you!

Gil Goren   **- Hitch Hotel Inc.**   a month ago
Hi David,
1.We stopped taking sales orders in early 2019 when we realized we had to raise additional capital as we continued to refine our prototypes. We posted an video update of the reasoning behind that decision on the Startengine update page. You can find that here: https://youtu.be/z9DOcfO_BaQ
2.Our GP margins range from 28% to 32% depending on which product and how many are going to be sold to one dealer. Additionally, for the first year we will be mainly focused on direct to consumer sales as we have a long list of people we've put on our waiting list. This will increase our overall GP margin to around 45%. It should also be noted that a dealers GP margins are never going to be less than 32% with a high of 37-38%. For example. If we sell one unit to a dealer at $3900.00 and our cost is $2950.00 (Traveler) our GP is 32%. We are hoping to get our retail pricing down from $5699.00 to around $5200.00 based on that amount, the dealer GP is 33.3%
3.Our cost currently sits at around $2750.00 for the Classic and $2950.00 for the Traveler. We are hoping to be able to reduce that cost within the first year by at least 5%.
4.The launch date has changed for a number of reasons. The first of which is because of the extreme cost, both in dollars and time spent, of additional prototyping. Covid has also played a large part in our delays because we need capital to move forward at a rapid pace. We have not taken any PO's yet because until we have a completely finished product line, we do not want to make any promises to future consumers or dealers. We made that decision in March of 2019. Having said that, we have a very long list of people interested in purchasing the Hitch Hotel when they are ready for delivery.

Guillaume Dumas   a month ago
Hi there,

I have a couple of question that came to my mind.

1) With the Classic version, can you open the trunk of you car/truck with the unit on or do you have to separate it? It would be nice to be able to have wheels at the back of the unit and extend the connection without taking it off?!

2) I wanted to know when do you think they will be release? (I think I read in a comment that they are for Spring 2021)

3) About the Bonus Rewards, I can see that when you invest $1000+ you get $2000 off any products + shares is that correct? When you invest $2500+ you get $2500 off any product + shares, is that correct too? I was confused as I expected to see invest $2500+ get $5000 off similarly to the previous offers.

Thank you for your answer.

> **Gil Goren**   - **Hitch Hotel Inc.**   a month ago
> Hi Guillaume,
> 1) The classic will need to be disengaged from the vehicle to access the back. The traveler will provide ample space to access the trunk and not be disengaged. All units will come with wheeled casters.
> 2) Spring 2021
> 3) The perks have already been calculated into our campaign.
> Thank you for all your questions.

Jacob Engle   a month ago
Earlier comments slated end of summer to have units distributed. What is the most recent timeframe and have you taken any pre orders? How much in funds does the company currently have reserve?

> **Gil Goren**   - **Hitch Hotel Inc.**   a month ago
> Hi Jacob,
> Thank you for your questions. We are planning on having units being shipped Spring 2021. This is our goal. We do have some pre-orders that have to be fulilled first. All financial documents are available here in our campaign platform.
> Thank you.

Nicholas Krau   6 INVESTMENTS   2 months ago
You cannot obstruct or completely cover the rear license plate on any vehicle. That's a traffic violation in every state and it's just not safe.

> **Gil Goren**   - **Hitch Hotel Inc.**   2 months ago
> Hi Nicholas, We are very aware of the laws governing plates. If you look closely many of the units have license plates directly on the back of the Hitch Hotel. Thank you for your concern.

David Kidman   SE OWNER   5 INVESTMENTS   2 months ago
No solar for energy for fan and charging?

> **Gil Goren**   - **Hitch Hotel Inc.**   2 months ago
> Hi David,
> We like the portable goal zero option for solar but we leave that up to the individual. Many accesories will be available in the future as we expand and offer more options.

---

brendan simmons   3 months ago
You should make the whole top a tinted moonroof. Needs windows That vent or slide with screens on all sides. Also needs a way to To look through it via the rear view mirror.

Mary Mathey Mathey   2 INVESTMENTS   3 months ago
No air conditioning?

Gil Goren   - **Hitch Hotel Inc.**   3 months ago

Hi Mary,

Thank you for your question. The Hitch Hotel is a very customizable product. There is room for an external AC unit and generator with our cargo rack but one does not come standard with the Hitch Hotel. This is to keep both the weight down and costs reasonable. We have found that many people wish to add items specific to their way of adventuring. There are also many portable options on the market to use for AC purposes.

(**SHOW MORE COMMENTS**)

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

<u>Video 10/8</u>

GG: We believe that traveling preferences have forever changed in the midst of the current pandemic. The Hitch Hotel is a solution for the new wave of campers the world is seeing.

GP: I'm Geoff Patterson and together with my co-founder Gil Goren we'd like to invite you to join us as we change the way people go outdoor adventure traveling.

GP: Outdoor enthusiasts traditionally seek to maximize time spent exploring or relaxing and minimize cost spent on lodging. Traditional RV's and campers are expensive, require larger vehicles for towing and need ample storage when not in use.

GG: Now the Hitch Hotel fills the gap between tents and RV's. When compact the Hitch Hotel boasts a mere 39" footprint and can be stowed easily in a garage or carport. It can carry a 550lb payload, attaches to any vehicle hitch and when expanded is 7 ft long.

GP: In today's Covid-19 climate the safer, more isolated and self-contained RV industry is seeing a sizeable uptick in business *(https://www.cnn.com/travel/article/buying-rv-worth-it/index.html)* . In fact, the industry is witnessing more and more people looking for self-contained campers as a viable vacation option. RV Trader is up 80% and RV rentals are seeing anywhere from a 400%-1000% increases *(https://www.businessinsider.com/rv-rental-companies-spike-bookings-states-lifting-stay-home-orders-2020-6).*

GG: Commercial airline travel is down 43% *(https://www.nytimes.com/2020/08/20/travel/airplanes-coronavirus.html)* and less than half of Americans feel safe going to hotels *(https://www.northstarmeetingsgroup.com/News/Hotels-and-Resorts/Coronavirus-Update-Hotel-Resort-Casinos-Closed-Economic-Impact).* The pandemic has sparked interest in camping especially in first timers and younger generations.

GG: so hopefully as restrictions loosen worldwide we believe that people will be looking at how they can get outside closer to home and be as safe as possible.

GP: There has never been a better time to fill a fertile untapped niche with a product that is easy to use, safe, efficient, affordable and above all- in demand *(https://www.cnn.com/travel/article/buying-rv-worth-it/index.html)*

GG: Despite our love affair with smaller, sleeker gadgets and vehicles, no RV or tent company has evolved past where we are today. The time for evolution and innovation is now! **With our signed letter of intent** with our manufacturer and distributor partnership Kindleplate in China we are poised to open the global market to our family of Hitch Hotel products.

Thank you for your time and consideration.

<u>Video: Hitch Hotel & Traveler v2</u>

Graphic: The ideal is to feel at home anywhere, everywhere. - Geoff Dyer, Paris Trance

Narration: In today's challenging times, getting out into nature is one of the best ways to experience to decompress and live a happier and healthier life. Introducing the Hitch Hotel. When inventor Jeff Patterson originally designed a cargo box for his son's need to safely secure and store his mountain bike while traveling, he realized he could do a lot more.

Narration: It was then the world's first hitch hotel was born. With two models to choose from, the hitch hotel classic and the all new hitch hotel travel. Easy to set up, it becomes a traveling hotel for everyone who loves an adventure and good night sleep.

Narration: Ready to go whenever and wherever.

Narration: The Hitch Hotel is built tough lightweight aircraft aluminium and hand laid fiberglass. The Hitch Hotel is designed to store and transport your valuable equipment completely self supportive. Requiring no heavy lifting. The Hitch Hotel can be set up in just a minute once you reach your destination. It's truly an organic extension of your vehicle.

Narration: When expanded, it becomes a large sleeping area of over 135 cubic feet. It will keep you and your belongings safe and secure in any environment. And when you are done with your adventure, simply tuck the hitch hotel into 38 inches of space.

Narration: Enjoy your adventurous life a lot more while relaxing and sleeping comfortably with the Hitch Hotel.

Graphic: as futured in the awesomer, trend hunter, autoblog, forbes, adventure sports network, car and driver, lonely planet, etc.

Narration: Wherever you're going, whenever you get there, your room is ready.

Graphic: www.hitchotel.com

Video 3

VO: Introducing the hitch hotel traveler

VO: The next level in adventure simplicity

VO: The traveler is considered one of the most compact trailers in the marketplace today

VO: Not only can you carry more stuff but when you're done simply back into your garage carport or parking space and release roll retract

Text: Rotating 1000lb wheeled jack

Text: Rotating/adjustable left and right stabilizer

Text: Patent-pending collapsable tow bar

Text: easily store in 39 inches of space

Text: 10" aluminum rims with radial tires rated at 80mph

Text: 1000lb torsion bar suspension

Text: Quick release removable/adjustable rear frame support

Text: Internal locking pins

Text: Patented retractable/adjustable rear stabilizing supports

Text: Braking wheels

VO: The Hitch Hotel traveler your room is ready

Graphic: Hitch Hotel Logo

Text: www.hitchotel.com

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.